

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 11, 2008

Mr. Roger B. Plank
Executive Vice President and Chief Financial Officer
Apache Corp.
2000 Post Oak Boulevard, Ste 100
Houston, Texas 77056-4400

   Re: **Apache Corp.**
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File No. 1-4300

Dear Mr. Plank:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          H. Roger Schwall
          Assistant Director